Exhibit 99.1

Brussels – 27 October 2022 - 7:00am CET	Regulated and inside information[1]

Anheuser-Busch InBev Reports Third

Quarter 2022 Results

Best quarterly volume performance this year driven by accelerated digital transformation and continued consumer demand for our brand portfolio

“We delivered broad-based volume growth of 3.7% this quarter resulting in an accelerated increase in revenue of 12.1%. We continue to see strong consumer demand for our portfolio and a resilient beer category as we navigate the dynamic operating environment. As a result of our performance and continued momentum, we are raising the bottom-end of our FY22 EBITDA outlook.” – Michel Doukeris, CEO, AB InBev

Total Revenue

+ 12.1%

Revenue increased by 12.1% in 3Q22 with revenue per hl growth of 8.0% and by 11.5% in 9M22 with revenue per hl growth of 7.8%.

12.7% increase in combined revenues of our global brands, Budweiser, Stella Artois and Corona, outside of their respective home markets in 3Q22, and 9.6% in 9M22.

Approximately 57% of our revenue now through B2B digital platforms with the monthly active user base of BEES reaching 3.1 million users as of 30 September 2022.

Over 385 million USD of revenue and approximately 17 million ecommerce orders generated by our direct-to-consumer ecosystem in 3Q22.

Total Volume

+3.7%

In 3Q22, total volumes grew by 3.7%, with own beer volumes up by 3.4% and non-beer volumes up by 5.2%. In 9M22, total volumes grew by 3.3% with own beer volumes up by 2.8% and non-beer volumes up by 6.5%.

Normalized EBITDA

+ 6.5%

In 3Q22 normalized EBITDA of 5 313 million USD represents an increase of 6.5% with normalized EBITDA margin contraction of 183 bps to 35.2%. In 9M22, normalized EBITDA increased by 7.0% to 14 896 million USD and normalized EBITDA margin contracted by 143 bps to 34.5%. Normalized EBITDA figures of 9M22 and 9M21 include an impact of 201 million USD and 226 million USD from tax credits in Brazil that were recorded in 2Q22 and 2Q21 respectively. For more details, please see page 10.

Underlying Profit

1 682 million USD

Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 682 million USD in 3Q22 compared to 1 699 million USD in 3Q21 and was 4 354 million USD in 9M22 compared to 4 290 million USD in 9M21.

Underlying EPS

0.84 USD

Underlying EPS was 0.84 USD in 3Q22, a decrease from 0.85 USD in 3Q21 and was 2.16 USD in 9M22, an increase from 2.14 USD in 9M21.

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 14

ab-inbev.com	Press release – 27 October 2022 – 1

Management comments

Best quarterly volume performance this year driven by accelerated digital transformation and continued consumer demand for our brand portfolio

Our volume momentum accelerated this quarter as we delivered 3.7% growth, even in the context of the ongoing dynamic operating environment. Top-line grew by 12.1% with 8.0% revenue per hl growth, driven by revenue management initiatives and continued premiumization across most of our markets. EBITDA increased by 6.5% as our top-line growth was partially offset by anticipated transactional FX and commodity cost headwinds and increased sales and marketing investments in our brands.

Following the recognition of our brand building and creative marketing capabilities at the Cannes Lions International Festival of Creativity, we were honored to be named the World’s Most Effective Marketer in the Global Effie Effectiveness Index for the first time in our company history.

As we continue on our deleveraging path, our bond portfolio maintains a very manageable weighted average pre-tax coupon rate of approximately 4% with 94% of the portfolio fixed rate. The weighted average maturity remains more than 16 years with no near- or medium-term refinancing requirements.

Consistent execution of our strategy

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:

This quarter we delivered a broad-based total volume increase of 3.7% with growth in more than 60% of our markets.

Digitize and monetize our ecosystem:

BEES is now live in 19 markets and has reached 3.1 million monthly active users as of 30 September 2022, a 7% increase versus 2Q22. BEES Marketplace is now live in 14 markets with 44% of BEES customers now also Marketplace buyers.

Optimize our business:

In 9M22, our EBITDA grew by 7.0% and, as a result of deleveraging, our net interest expense decreased by approximately 200 million USD versus 9M21.

Lead and grow the category We are executing on five proven and scalable levers to drive category expansion:

•   Inclusive Category: In 3Q22, consumer participation with our portfolio increased in most of our focus markets, according to our estimates, driven by brand, pack and liquid innovations focused on expanding inclusivity and accessibility. For example, in Mexico, our pack size initiatives across both upsizing and downsizing grew strong double-digits this quarter, contributing over 1 million hl’s in volume and improving profitability in both the core and above core segments of our portfolio.

ab-inbev.com	Press release – 27 October 2022 – 2

•   Core Superiority: In 3Q22, our mainstream portfolio continued to outperform the industry across the majority of our focus markets, according to our estimates, and delivered low-teens revenue growth, led by particularly strong performances in Mexico, Brazil and South Africa.

• Occasions Development: Our global non-alcohol beer portfolio delivered double-digit revenue growth this quarter led by Budweiser Zero and Stella Artois Liberté in the US.

•   Premiumization: Our above core portfolio grew revenue by low-teens this quarter, led by continued double-digit growth of Michelob ULTRA in the US and Mexico and further expansion of Spaten in Brazil. Our global brands grew revenue by 12.7% outside of their home markets this quarter, led by Corona with 23.5% growth. Budweiser grew by 8.9% despite the impact of COVID-19 restrictions in China, the brand’s largest market. Stella Artois grew by 7.0% with continued growth in focus markets such as the US and Brazil.

•   Beyond Beer: Our global Beyond Beer business grew revenue by over 10% this quarter, contributing more than 400 million USD of revenue. In the US, within the spirits-based ready-to-drink segment, our portfolio continued to grow strong double-digits, ahead of the industry, led by Cutwater and NÜTRL vodka seltzer. In South Africa, Brutal Fruit and Flying Fish delivered continued double-digit volume growth.

Digitize and monetize our ecosystem

•   Digitizing our relationships with our more than 6 million customers globally: As of 30 September 2022, BEES is live in 19 markets with approximately 57% of our revenues now through B2B digital platforms. In 3Q22, BEES reached 3.1 million monthly active users and captured approximately 7.7 billion USD in gross merchandise value (GMV), growth of over 40% versus 3Q21. BEES Marketplace is now live in 14 markets and generated September annualized revenues from sales of third party products of approximately 850 million USD. As of September 2022, 44% of BEES customers were also Marketplace buyers.

•   Leading the way in DTC solutions: Our digital direct-to-consumer (DTC) products, Ze Delivery, TaDa and PerfectDraft are now available in 17 markets and generated over 100 million USD in revenue and 17 million orders in the quarter. Our network of physical retail products, such as Modelorama in Mexico and Pit Stop in Brazil, continued to deliver revenue growth across our footprint of approximately 13 000 stores. Combined, our omni-channel DTC ecosystem of digital and physical DTC products generated revenue of over 1 billion USD in 9M22, mid-teens growth versus 9M21.

Optimize our business

In 9M22, we continued to focus on disciplined resource allocation and delivered 7.0% EBITDA growth. Our bond portfolio maintains a very manageable weighted average pre-tax coupon rate of approximately 4% with 94% of the portfolio fixed rate. Our net interest expense for 9M22 decreased by approximately 200 million USD versus 9M21, principally as a result of our gross debt reduction efforts.

Advancing our ESG priorities

As we continue to advance our sustainability agenda, we were proud to recently be included on Fortune’s Change the World List in recognition of our global initiatives in water stewardship. We are also making progress towards our ambition to achieve net zero by 2040, reaching carbon neutrality at five facilities in Brazil and one in Argentina in 9M22.

Creating a future with more cheers

Through the implementation of our category expansion levers, we continue to lead and grow the beer category resulting in broad-based volume growth of 3.7% this quarter. We are digitizing and monetizing our ecosystem with 57% of our revenue now through digital channels and we continue to optimize our business through efficient resource allocation and dynamically balancing our capital allocation priorities to drive long-term value creation. We remain focused on the consistent execution of our strategy and ESG priorities to generate value for our stakeholders and deliver on our purpose to create a future with more cheers.

ab-inbev.com	Press release – 27 October 2022 – 3

2022 Outlook

(i)

Overall Performance: We expect our FY22 EBITDA to grow between 6-8% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. Our medium-term outlook, which aims to deliver EBITDA growth of 4-8%, remains unchanged.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 170 to 200 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY22 to be approximately 4.0%. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iii)

Effective Tax Rates (ETR): We expect the normalized ETR in FY22 to be in the range of 28% to 30% excluding any gains and losses relating to the hedging of our share-based payment programs. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY22.

ab-inbev.com	Press release – 27 October 2022 – 4

Figure 1. Consolidated performance (million USD)
	3Q21	3Q22	Organic
			growth
Total Volumes (thousand hls)	151 629	157 284	3.7%
AB InBev own beer	131 354	137 796	3.4%
Non-beer volumes	19 308	18 332	5.2%
Third party products	968	1 156	19.4%
Revenue	14 274	15 091	12.1%
Gross profit	8 236	8 232	6.2%
Gross margin	57.7%	54.5%	-300 bps
Normalized EBITDA	5 214	5 313	6.5%
Normalized EBITDA margin	36.5%	35.2%	-183 bps
Normalized EBIT	4 020	4 055	4.4%
Normalized EBIT margin	28.2%	26.9%	-195 bps

Profit attributable to equity holders of AB InBev	250	1 433
Normalized profit attributable to equity holders of AB InBev	1 002	1 629
Underlying profit attributable to equity holders of AB InBev	1 699	1 682

Earnings per share (USD)	0.12	0.71
Normalized earnings per share (USD)	0.50	0.81
Underlying earnings per share (USD)	0.85	0.84

	9M21	9M22	Organic
			growth
Total Volumes (thousand hls)	432 027	446 358	3.3%
AB InBev own beer	378 989	389 488	2.8%
Non-beer volumes	50 551	53 820	6.5%
Third party products	2 487	3 050	22.6%
Revenue	40 106	43 118	11.5%
Gross profit	23 105	23 475	5.9%
Gross margin	57.6%	54.4%	-286 bps
Normalized EBITDA	14 327	14 896	7.0%
Normalized EBITDA margin	35.7%	34.5%	-143 bps
Normalized EBIT	10 788	11 160	5.9%
Normalized EBIT margin	26.9%	25.9%	-134 bps

Profit attributable to equity holders of AB InBev	2 708	3 126
Normalized profit attributable to equity holders of AB InBev	3 926	4 489
Underlying profit attributable to equity holders of AB InBev	4 290	4 354

Earnings per share (USD)	1.35	1.55
Normalized earnings per share (USD)	1.96	2.23
Underlying earnings per share (USD)	2.14	2.16

ab-inbev.com	Press release – 27 October 2022 – 5

Figure 2. Volumes (thousand hls)
	3Q21	Scope	Organic	3Q22	Organic growth
			growth		Total Volume	Own beer volume
North America	28 137	1	-362	27 775	-1.3%	-1.7%
Middle Americas	35 591	19	1 705	37 314	4.8%	6.0%
South America	39 399	106	1 140	40 644	2.9%	0.4%
EMEA	22 124	24	1 576	23 724	7.1%	7.3%
Asia Pacific	26 020	1	1 589	27 610	6.1%	6.1%
Global Export and Holding Companies	360	-150	8	217	3.7%	-0.1%
AB InBev Worldwide	151 629	-	5 655	157 284	3.7%	3.4%
.
	9M21	Scope	Organic	9M22	Organic growth
			growth		Total Volume	Own beer volume
North America	81 389	1	-2 166	79 223	-2.7%	-2.6%
Middle Americas	103 570	41	5 727	109 338	5.5%	6.6%
South America	111 327	257	5 875	117 459	5.3%	2.5%
EMEA	62 665	53	3 968	66 686	6.3%	6.3%
Asia Pacific	72 101	2	891	72 995	1.2%	1.3%
Global Export and Holding Companies	975	-354	36	657	5.8%	4.2%
AB InBev Worldwide	432 027	-	14 331	446 358	3.3%	2.8%

ab-inbev.com	Press release – 27 October 2022 – 6

Key Market Performances

United States: Continued top-line growth driven by our above core portfolio

●	Operating performance:

o

3Q22: Revenue grew by 1.9% with revenue per hl increasing by 3.8%. Sales-to-wholesalers (STWs) were down by 1.8% and sales-to-retailers (STRs) declined by 1.7%, estimated to be below the industry, with September volumes benefitting from shipment phasing ahead of our October price increase. EBITDA declined by 2.0%.

o	9M22: Top line grew by 2.2% with revenue per hl growth of 5.1%. Our STWs were down by 2.7% and STR’s declined by 3.1%. EBITDA decreased by 0.9%.

●

Commercial highlights: The beer industry remains resilient even in the context of an ongoing inflationary environment. We continue to progress on our commercial strategy to rebalance our portfolio with our above core beer and Beyond Beer brands now generating approximately 40% of our revenue. Our above core beer portfolio outperformed the industry this quarter, led by Michelob ULTRA which grew by double-digits and complemented by growth in Stella Artois, Kona Big Wave and Estrella Jalisco. In Beyond Beer, our spirits-based ready-to-drink portfolio continued to outperform the industry, led by Cutwater, the #1 spirits-based cocktail in the country, and NÜTRL vodka seltzer which both grew strong double-digits.

Mexico: Double-digit top- and bottom-line growth with accelerated market share gain

●	Operating performance:

o

3Q22: Revenue grew by mid-twenties with revenue per hl growth of mid-teens, driven by revenue management initiatives and premiumization. Our volumes grew by more than 10% as we continued to outperform the industry. EBITDA grew by low-twenties.

o	9M22: Top-line grew by high-teens with high-single digit volume and revenue per hl growth of more than 10%. EBITDA increased by mid-teens.

●

Commercial highlights: We delivered volume growth across all segments of our portfolio this quarter, with our above core portfolio delivering growth in the high-twenties, led by Modelo, Pacifico and Michelob Ultra. We continued to develop our distribution footprint, expanding into over 800 additional Oxxo stores this quarter with the rollout now approximately 80% complete. BEES continues to expand, with approximately 86% of our revenues now digital and 60% of our BEES customers now also BEES Marketplace buyers.

Colombia: Double-digit top-line growth with record high per capita consumption

●	Operating performance:

o	3Q22: Revenue grew by high-teens with high-single digit volume and low-teens revenue per hl growth, driven by revenue management initiatives and premiumization. EBITDA grew by high-single digits.

o	9M22: Revenue grew by low-twenties with volume increasing by high-single digits and revenue per hl growth of low-teens. EBITDA grew by low-teens.

●

Commercial highlights: Led by the consistent implementation of our category expansion levers, we delivered volume growth across all segments of our portfolio this quarter. Our premium and super premium portfolio continued to lead the way, delivering high-teens volume growth and reaching an all-time high volume and share of our total revenue. More than 30% of our BEES customers are now also BEES Marketplace buyers.

ab-inbev.com	Press release – 27 October 2022 – 7

Brazil: Double-digit top- and bottom-line growth with margin expansion

●	Operating performance:

o

3Q22: Revenue grew by 20.1%, with volume growth of 2.4% and revenue per hl growth of 17.3%. Our beer volumes were flat, as we cycled a strong performance in 3Q21. Non-beer volumes grew by 9.2%. EBITDA grew by 23.7% with margin expansion of 75bps.

o	9M22: Total volume grew by 5.9% with beer volumes up by 3.4% and non-beer volumes up by 13.9%. Revenue increased by 21.1%, with revenue per hl growth of 14.3%. EBITDA grew by 18.1%.

●

Commercial highlights: Our premium and super premium brands continued to outperform this quarter, delivering high-single digit volume growth. Our core beer portfolio increased volumes by mid-single digits, and we continued to invest behind the development of our core plus brands. Non-beer volume growth was led by the performance of our premium and wellness brands. Over 70% of our BEES customers are now also BEES Marketplace buyers. Our digital DTC platform, Zé Delivery, fulfilled over 15 million orders in 3Q22, and has reached 4.3 million monthly active users.

Europe: Double-digit top-line growth offset by elevated cost pressures

●	Operating performance:

o

3Q22: Revenue grew by double-digits, with mid-single digit volume and high-single digit revenue per hl growth, driven by ongoing demand for our premium brands, revenue management initiatives and on-premise recovery. EBITDA declined by mid-single digits, impacted by commodity cost headwinds and increased sales and marketing investments to support our premium strategy and FIFA World CupTM activations.

o	9M22: Revenue grew by low-teens with high-single digit revenue per hl and low-single digit volume growth. EBITDA increased by mid-single digits.

●

Commercial highlights: We continue to premiumize our portfolio in Europe, with our global and super premium brands both delivering double-digit revenue growth this quarter. Led by the consistent execution of our strategy, in 9M22 we expanded or maintained market share in the majority of our key markets, according to our estimates. Our DTC product, PerfectDraft, expanded its shopper base by more than 20% versus 3Q21.

South Africa: Double-digit top- and bottom-line growth and additional investment in capacity to support growth

●	Operating performance:

o

3Q22: Revenue grew by mid-twenties, with mid-single digit revenue per hl growth, primarily driven by revenue management initiatives. Our volumes grew by high-teens, driven by the execution of our category expansion levers and supported by a favorable comparable from a 25 day ban on alcohol sales in 3Q21. EBITDA grew by over 30%. Versus 3Q19, volumes grew by low-teens, ahead of the industry according to our estimates.

o	9M22: Revenue grew by more than 20% with mid-single digit revenue per hl growth and mid-teens increase in volume. EBITDA grew by high-twenties.

●

Commercial highlights: We delivered growth across all segments of our portfolio this quarter, despite production capacity constraints limiting our ability to fully service consumer demand. We have invested in additional capacity which is expected to come on-line in 4Q22. Our performance was led by over 30% revenue growth in our leading core brand, Carling Black Label. Our premium, super premium and Beyond Beer portfolios all delivered a double-digit increase in volumes. Over 50% of BEES customers are now also BEES Marketplace users.

ab-inbev.com	Press release – 27 October 2022 – 8

China: Underlying consumer demand remains consistent, though industry impacted by continued COVID-19 restrictions

●	Operating performance:

o

3Q22: COVID-19 restrictions continued to disproportionately impact our key regions and sales channels. Our volumes grew by 3.6%. Revenue per hl declined by 1.9%, driven by negative channel and geographic mix, resulting in total revenue growth of 1.7%. EBITDA declined by 2.3%.

o	9M22: Volumes declined by 2.2% and revenue per hl grew by 0.7%, leading to total revenue decline of 1.6%. EBITDA declined by 5.1%

●

Commercial highlights: We continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion and digital transformation. In our expansion cities, excluding those impacted by restrictions, Budweiser and our super premium portfolio grew volumes by double-digits. Our BEES platform has expanded to more than 90 cities with over 10% of our revenue through digital channels in September.

Highlights from our other markets

●	Canada: Our total volume outperformed the industry. Total revenue grew by high-single digits this quarter with volume growth of mid-single digits.

●

Peru: Fueled by the consistent execution of our commercial strategy and ongoing portfolio transformation, we delivered record high volumes for the quarter. Revenue grew by low-teens with high-single digit revenue per hl and low-single digit volume growth. Over 50% of BEES customers are now also BEES Marketplace buyers.

●

Ecuador: We delivered low-twenties revenue growth with a volume increase of low-teens this quarter, driven by continued expansion of the beer category and a favorable comparable from COVID-19 recovery. Over 60% of BEES customers are now also BEES Marketplace buyers.

●

Argentina: Volumes grew by high-single digits this quarter, led by our core beer portfolio and global brands. Revenue per hl grew by double-digits, driven primarily by revenue management initiatives in a highly inflationary environment.

●

Africa excluding South Africa: In Nigeria, our top-line grew by high-single digits this quarter, driven by revenue management initiatives, though volumes declined due to a soft industry and ongoing supply chain constraints. In our other key markets, we delivered double-digit revenue growth in 3Q22, driven by Tanzania, Zambia and Botswana. We are investing in additional capacity in Zambia to support growth.

●

South Korea: Volumes grew by mid-teens this quarter, driven by our leading core brand ‘All New Cass’, continued market share gains and further improvement in the operating environment. Revenue per hl increased by mid-single digits resulting in double-digit revenue growth.

ab-inbev.com	Press release – 27 October 2022 – 9

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)
	3Q21	3Q22	Organic growth
Revenue	14 274	15 091	12.1%
Cost of sales	-6 039	-6 860	-20.0%
Gross profit	8 236	8 232	6.2%
SG&A	-4 379	-4 347	-8.0%
Other operating income/(expenses)	163	170	8.1%
Normalized profit from operations (normalized EBIT)	4 020	4 055	4.4%
Non-underlying items above EBIT	-73	-165
Net finance income/(cost)	-1 900	-1 392
Non-underlying net finance income/(cost)	-747	-65
Share of results of associates	73	81
Income tax expense	-679	-688
Profit	695	1 825
Profit attributable to non-controlling interest	444	392
Profit attributable to equity holders of AB InBev	250	1 433

Normalized EBITDA	5 214	5 313	6.5%
Normalized profit attributable to equity holders of AB InBev	1 002	1 629

	9M21	9M22	Organic growth
Revenue	40 106	43 118	11.5%
Cost of sales	-17 001	-19 644	-19.0%
Gross profit	23 105	23 475	5.9%
SG&A	-12 950	-12 963	-6.1%
Other operating income/(expenses)	633	648	9.9%
Normalized profit from operations (normalized EBIT)	10 788	11 160	5.9%
Non-underlying items above EBIT	-290	-270
Net finance income/(cost)	-3 948	-3 674
Non-underlying net finance income/(cost)	-1 046	-51
Share of results of associates	174	210
Non-underlying share of results of associates	—	-1 143
Income tax expense	-1 910	-1 933
Profit	3 768	4 299
Profit attributable to non-controlling interest	1 061	1 174
Profit attributable to equity holders of AB InBev	2 708	3 126

Normalized EBITDA	14 327	14 896	7.0%
Normalized profit attributable to equity holders of AB InBev	3 926	4 489

Consolidated other operating income/(expenses) in 9M22 increased by 9.9% primarily driven by higher government grants. In 9M22, Ambev recognized 201 million USD income in other operating income related to tax credits (9M21: 226 million USD). The net impact is presented as a scope change and does not affect the presented organic growth rates.

ab-inbev.com	Press release – 27 October 2022 – 10

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)
	3Q21	3Q22	9M21	9M22
COVID-19 costs	-30	-2	-84	-16
Restructuring	-38	-13	-135	-63
Business and asset disposal (incl. impairment losses)	-	-149	14	-143
AB InBev Efes related costs	-	-1	-	-48
Acquisition costs / Business combinations	-5	-	-12	-
SAB Zenzele Kabili costs	-	-	-73	-
Non-underlying items in EBIT	-73	-165	-290	-270
Non-underlying share of results of associates	-	-	-	-1 143

EBIT excludes negative non-underlying items of 165 million USD in 3Q22 and 270 million USD in 9M22. Business and asset disposals in 3Q22 comprise mainly impairment of intangible assets and other non-core assets sold in the period.

Non-underlying share of results of associates includes the non-cash impairment of 1 143 million USD the company recorded on its investment in AB InBev Efes in 1Q22.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	3Q21	3Q22	9M21	9M22
Net interest expense	-880	-826	-2 709	-2 509
Net interest on net defined benefit liabilities	-18	-18	-55	-55
Accretion expense	-161	-215	-427	-551
Mark-to-market	-683	-79	-335	83
Net interest income on Brazilian tax credits	14	34	102	146
Other financial results	-171	-287	-524	-788
Net finance income/(cost)	-1 900	-1 392	-3 948	-3 674

Net finance costs in 9M22 were positively impacted by the mark-to-market gain on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	3Q21	3Q22	9M21	9M22
Share price at the start of the period (Euro)	60.81	51.36	57.01	53.17
Share price at the end of the period (Euro)	49.15	46.75	49.15	46.75
Number of equity derivative instruments at the end of the period (millions)	55.0	55.0	55.0	55.0

Non-underlying net finance income/(cost)

Figure 7. Non-underlying net finance income/(cost) (million USD)
	3Q21	3Q22	9M21	9M22
Mark-to-market	-567	-65	-284	69
Early termination fee of Bonds and Other	-180	-	-762	-120
Non-underlying net finance income/(cost)	-747	-65	-1 046	-51

Non-underlying net finance cost in 9M22 includes mark-to-market gains on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

ab-inbev.com	Press release – 27 October 2022 – 11

Figure 8. Non-underlying equity derivative instruments
	3Q21	3Q22	9M21	9M22
Share price at the start of the period (Euro)	60.81	51.36	57.01	53.17
Share price at the end of the period (Euro)	49.15	46.75	49.15	46.75
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	3Q21	3Q22	9M21	9M22
Income tax expense	679	688	1 910	1 933
Effective tax rate	52.2%	28.3%	34.7%	27.0%
Normalized effective tax rate	35.1%	27.1%	29.5%	27.2%
Normalized effective tax rate before MTM	26.5%	26.3%	28.1%	27.5%

The decrease in normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs in 3Q22 compared to 3Q21 and the decrease in 9M22 compared to 9M21 is driven by country mix.

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)
	3Q21	3Q22	9M21	9M22
Profit attributable to equity holders of AB InBev	250	1 433	2 708	3 126
Net impact of non-underlying items on profit	752	195	1 218	1 363
Normalized profit attributable to equity holders of AB InBev	1 002	1 629	3 926	4 489
Underlying profit attributable to equity holders of AB InBev	1 699	1 682	4 290	4 354

Basic, normalized and underlying EPS

Figure 11. Earnings per share (USD)
	3Q21	3Q22	9M21	9M22
Basic earnings per share	0.12	0.71	1.35	1.55
Net impact of non-underlying items on profit	0.38	0.09	0.61	0.68
Normalized earnings per share	0.50	0.81	1.96	2.23
Underlying earnings per share	0.85	0.84	2.14	2.16
Weighted average number of ordinary and restricted shares (million)	2 006	2 012	2 006	2 012

Figure 12. Key components - Normalized Earnings per share in USD
	3Q21	3Q22	9M21	9M22
Normalized EBIT before hyperinflation	2.01	2.02	5.40	5.58
Hyperinflation impacts in normalized EBIT	-	-0.01	-0.02	-0.03
Normalized EBIT	2.01	2.02	5.38	5.55
Mark-to-market (share-based payment programs)	-0.34	-0.04	-0.17	0.04
Net finance cost	-0.61	-0.65	-1.80	-1.87
Income tax expense	-0.37	-0.36	-1.01	-1.01
Associates & non-controlling interest	-0.19	-0.15	-0.45	-0.48
Normalized EPS	0.50	0.81	1.96	2.23
Mark-to-market (share-based payment programs)	0.34	0.04	0.17	-0.04
Hyperinflation impacts in EPS	0.01	-0.01	0.01	-0.03
Underlying EPS	0.85	0.84	2.14	2.16
Weighted average number of ordinary and restricted shares (million)	2 006	2 012	2 006	2 012

ab-inbev.com	Press release – 27 October 2022 – 12

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q21	3Q22	9M21	9M22
Profit attributable to equity holders of AB InBev	250	1 433	2 708	3 126
Non-controlling interests	444	392	1 061	1 174
Profit	695	1 825	3 768	4 299
Income tax expense	679	688	1 910	1 933
Share of result of associates	-73	-81	-174	-210
Non-underlying share of results of associates	-	-	-	1 143
Net finance (income)/cost	1 900	1 392	3 948	3 674
Non-underlying net finance (income)/cost	747	65	1 046	51
Non-underlying items above EBIT	73	165	290	270
Normalized EBIT	4 020	4 055	10 788	11 160
Depreciation, amortization and impairment	1 194	1 259	3 539	3 736
Normalized EBITDA	5 214	5 313	14 327	14 896

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance cost; (vi) non-underlying net finance cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 27 October 2022 – 13

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. All references per hectoliter (per hl) exclude US non-beer activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. These impacts are excluded from organic calculations and are identified separately in the annexes within the column labeled “Hyperinflation restatement” for the quarter and within the column “Currency translation” year to date. In 9M22, we reported a positive impact on the profit attributable to equity holders of AB InBev of 52 million USD. The impact in 9M22 normalized EPS was 0.03 USD. Values in the figures and annexes may not add up, due to rounding. 3Q22 and 9M22 EPS is based upon a weighted average of 2 012 million shares compared to a weighted average of 2 006 million shares for 3Q21 and 9M21.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 18 March 2022. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and the ongoing conflict in Russia and Ukraine and any worsening of the global business and economic environment. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The third quarter 2022 (3Q22) and nine month (9M22) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2022, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 6, 8 11 and 12 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2022 (except for the volume information). References in this document to materials on our websites, such as www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 27 October 2022 – 14

Conference call and webcast

Investor Conference call and webcast on Thursday, 27 October 2022:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 3Q & 9M22 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: 877-407-8029

Toll: 201-689-8029

Investors

Shaun Fullalove

Tel: +1 212 573 9287

E-mail: shaun.fullalove@ab-inbev.com

Maria Glukhova

Tel: +32 16 276 888

E-mail: maria.glukhova@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

Media

Kate Laverge

Tel: +1 917 940 7421

E-mail: kate.laverge@ab-inbev.com

Ana Zenatti

Tel: +1 646 249 5440

E-mail: ana.zenatti@ab-inbev.com

Fallon Buckelew

Tel: +1 310 592 6319

E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169,000 colleagues based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 27 October 2022 – 15

Annex 1

AB InBev Worldwide	3Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q22	Organic Growth
Total volumes (thousand hls)	151 629	-	-	-	5 655	157 284	3.7%
of which AB InBev own beer	131 354	1 885	-	-	4 557	137 796	3.4%
Revenue	14 274	-118	-966	193	1 708	15 091	12.1%
Cost of sales	-6 039	3	462	-81	-1 205	-6 860	-20.0%
Gross profit	8 236	-115	-504	112	503	8 232	6.2%
SG&A	-4 379	111	311	-49	-341	-4 347	-8.0%
Other operating income/(expenses)	163	-1	-12	6	14	170	8.1%
Normalized EBIT	4 020	-5	-206	69	176	4 055	4.4%
Normalized EBITDA	5 214	-12	-302	76	337	5 313	6.5%
Normalized EBITDA margin	36.5%					35.2%	-183 bps

North America	3Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q22	Organic Growth
Total volumes (thousand hls)	28 137	1	-	-	-362	27 775	-1.3%
Revenue	4 342	-	-23	-	122	4 442	2.8%
Cost of sales	-1 625	-2	8	-	-180	-1 800	-11.1%
Gross profit	2 717	-2	-15	-	-58	2 642	-2.1%
SG&A	-1 189	-22	8	-	61	-1 142	5.1%
Other operating income/(expenses)	16	3	-	-	-13	6	-70.3%
Normalized EBIT	1 544	-22	-6	-	-11	1 506	-0.7%
Normalized EBITDA	1 743	-21	-7	-	-29	1 686	-1.6%
Normalized EBITDA margin	40.1%					37.9%	-174 bps

Middle Americas	3Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q22	Organic Growth
Total volumes (thousand hls)	35 591	19	-	-	1 705	37 314	4.8%
Revenue	3 163	-13	-66	-	490	3 574	15.5%
Cost of sales	-1 117	6	27	-	-311	-1 395	-28.0%
Gross profit	2 047	-7	-39	-	179	2 180	8.8%
SG&A	-759	4	15	-	-139	-880	-18.4%
Other operating income/(expenses)	5	-	-	-	-2	3	-
Normalized EBIT	1 292	-3	-24	-	38	1 303	2.9%
Normalized EBITDA	1 572	-3	-29	-	91	1 631	5.8%
Normalized EBITDA margin	49.7%					45.6%	-421 bps

South America	3Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q22	Organic Growth
Total volumes (thousand hls)	39 399	106	-	-	1 140	40 644	2.9%
Revenue	2 459	33	-459	193	661	2 887	27.0%
Cost of sales	-1 291	-11	219	-81	-359	-1 522	-27.9%
Gross profit	1 168	22	-240	112	302	1 364	26.0%
SG&A	-705	-40	132	-49	-192	-854	-26.2%
Other operating income/(expenses)	48	-4	-3	6	17	64	32.1%
Normalized EBIT	511	-22	-112	69	128	574	26.4%
Normalized EBITDA	716	-22	-148	76	172	795	25.0%
Normalized EBITDA margin	29.1%					27.5%	-41 bps

ab-inbev.com	Press release – 27 October 2022 – 16

EMEA	3Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q22	Organic Growth
Total volumes (thousand hls)	22 124	24	-	-	1 576	23 724	7.1%
Revenue	2 136	-63	-272	-	310	2 110	14.9%
Cost of sales	- 984	-3	141	-	-219	-1 065	-22.1%
Gross profit	1 152	-66	-132	-	91	1 045	8.4%
SG&A	-704	67	90	-	-79	-627	-12.3%
Other operating income/(expenses)	58	1	-7	-	-2	50	-4.1%
Normalized EBIT	506	1	-49	-	10	468	1.9%
Normalized EBITDA	754	-7	-83	-	79	744	10.6%
Normalized EBITDA margin	35.3%					35.3%	-135 bps

Asia Pacific	3Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q22	Organic Growth
Total volumes (thousand hls)	26 020	1	-	-	1 589	27 610	6.1%
Revenue	1 901	-27	-131	-	132	1 876	7.1%
Cost of sales	-825	-1	59	-	-121	-889	-14.7%
Gross profit	1 076	-28	-72	-	11	987	1.1%
SG&A	-603	26	39	-	-11	-549	-1.9%
Other operating income/(expenses)	28	-	-2	-	10	36	35.0%
Normalized EBIT	500	-2	-35	-	10	474	1.9%
Normalized EBITDA	673	-2	-45	-	11	638	1.7%
Normalized EBITDA margin	35.4%					34.0%	-180 bps

Global Export and Holding Companies	3Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q22	Organic Growth
Total volumes (thousand hls)	360	-150	-	-	8	217	3.7%
Revenue	272	-47	-16	-	-7	202	-3.2%
Cost of sales	-196	14	8	-	-14	-189	-7.9%
Gross profit	76	-33	-8	-	-22	14	-50.2%
SG&A	-418	76	27	-	19	-296	5.3%
Other operating income/(expenses)	7	-	-	-	5	12	64.3%
Normalized EBIT	-334	43	19	-	2	-270	0.7%
Normalized EBITDA	-245	43	10	-	12	-181	5.3%

ab-inbev.com	Press release – 27 October 2022 – 17

Annex 2

AB InBev Worldwide	9M21	Scope	Currency Translation	Organic Growth	9M22	Organic Growth
Total volumes (thousand hls)	432 027	-	-	14 331	446 358	3.3%
of which AB InBev own beer	378 989	- 7	-	10 506	389 488	2.8%
Revenue	40 106	-346	-1 215	4 573	43 118	11.5%
Cost of sales	-17 001	6	573	-3 222	-19 644	-19.0%
Gross profit	23 105	-340	-641	1 351	23 475	5.9%
SG&A	-12 950	324	433	-771	-12 963	-6.1%
Other operating income/(expenses)	633	-19	-8	42	648	9.9%
Normalized EBIT	10 788	-35	-216	622	11 160	5.9%
Normalized EBITDA	14 327	-56	-361	986	14 896	7.0%
Normalized EBITDA margin	35.7%				34.5%	-143 bps

North America	9M21	Scope	Currency Translation	Organic Growth	9M22	Organic Growth
Total volumes (thousand hls)	81 389	1	-	-2 166	79 223	-2.7%
Revenue	12 382	-	-40	293	12 634	2.4%
Cost of sales	-4 705	-8	15	-450	-5 149	-9.6%
Gross profit	7 677	-8	-26	-158	7 486	-2.1%
SG&A	-3 539	-24	15	126	-3 421	3.6%
Other operating income/(expenses)	31	9	-	-6	34	-15.6%
Normalized EBIT	4 169	-23	-11	-38	4 098	-0.9%
Normalized EBITDA	4 756	-21	-13	-62	4 660	-1.3%
Normalized EBITDA margin	38.4%				36.9%	-137 bps

Middle Americas	9M21	Scope	Currency Translation	Organic Growth	9M22	Organic Growth
Total volumes (thousand hls)	103 570	41	-	5 727	109 338	5.5%
Revenue	9 057	-40	-173	1 424	10 267	15.8%
Cost of sales	-3 171	15	67	-930	-4 020	-29.5%
Gross profit	5 885	-25	-106	493	6 248	8.4%
SG&A	-2 336	18	40	-234	-2 511	-10.1%
Other operating income/(expenses)	9	-	1	-19	-9	-
Normalized EBIT	3 558	-6	-65	240	3 728	6.8%
Normalized EBITDA	4 397	-6	-76	377	4 691	8.6%
Normalized EBITDA margin	48.5%				45.7%	-303 bps

South America	9M21	Scope	Currency Translation	Organic Growth	9M22	Organic Growth
Total volumes (thousand hls)	111 327	257	-	5 875	117 459	5.3%
Revenue	6 605	85	-259	1 789	8 220	27.1%
Cost of sales	-3 382	-23	123	-1 034	-4 315	-30.6%
Gross profit	3 223	62	-135	755	3 905	23.3%
SG&A	-1 960	-100	72	-476	-2 463	-23.4%
Other operating income/(expenses)	336	-29	3	67	376	55.8%
Normalized EBIT	1 599	-67	-60	345	1 818	26.2%
Normalized EBITDA	2 163	-67	-89	454	2 461	24.1%
Normalized EBITDA margin	32.7%				29.9%	-64 bps

ab-inbev.com	Press release – 27 October 2022 – 18

EMEA	9M21	Scope	Currency Translation	Organic Growth	9M22	Organic Growth
Total volumes (thousand hls)	62 665	53	-	3 968	66 686	6.3%
Revenue	5 899	-188	-519	858	6 050	15.0%
Cost of sales	-2 781	-8	264	-542	-3 066	-19.4%
Gross profit	3 118	-196	-254	316	2 984	10.8%
SG&A	-2 200	194	186	-149	-1 968	-7.4%
Other operating income/(expenses)	151	2	-13	-2	138	-1.3%
Normalized EBIT	1 069	-	-81	166	1 154	15.5%
Normalized EBITDA	1 815	-24	-147	293	1 936	16.4%
Normalized EBITDA margin	30.8%				32.0%	36 bps

Asia Pacific	9M21	Scope	Currency Translation	Organic Growth	9M22	Organic Growth
Total volumes (thousand hls)	72 101	2	-	891	72 995	1.2%
Revenue	5 401	-81	-193	220	5 347	4.1%
Cost of sales	-2 381	-1	85	-247	-2 544	-10.4%
Gross profit	3 020	-82	-108	-27	2 803	-0.9%
SG&A	-1 729	79	61	41	-1 548	2.5%
Other operating income/(expenses)	91	-	-2	13	103	14.1%
Normalized EBIT	1 382	-3	-48	27	1 358	1.9%
Normalized EBITDA	1 915	-3	-62	20	1 870	1.1%
Normalized EBITDA margin	35.5%				35.0%	-106 bps

Global Export and Holding Companies	9M21	Scope	Currency Translation	Organic Growth	9M22	Organic Growth
Total volumes (thousand hls)	975	-354	-	36	657	5.8%
Revenue	763	-122	-30	-10	601	-1.6%
Cost of sales	-582	31	19	-19	-551	-3.4%
Gross profit	182	-91	-11	-29	50	-32.0%
SG&A	-1 187	156	58	-79	-1 052	-7.5%
Other operating income/(expenses)	15	-	2	-10	7	-
Normalized EBIT	-990	65	49	-118	-995	-12.5%
Normalized EBITDA	-718	65	27	-96	-722	-14.4%

ab-inbev.com	Press release – 27 October 2022 – 19